February 12, 2007
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Lime Energy Co. (the “Company”)
Registration Statement on Form S-1 filed February 9, 2007, File No. 333-137236
Amendment No. 3 on Form S-1 to Registration Statement on Form S-3 filed September 11, 2006
     Reference is made to the above described Registration Statement. The Company requests that said Registration Statement to be ordered effective at 4:00 p.m. on February 14, 2007 or as soon thereafter as possible. The Company hereby acknowledges that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this letter.
Sincerely,
/s/ Jeffrey Mistarz

Jeffrey Mistarz
Chief Financial Officer & Treasurer